SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*

               AMERICAN STATES FINANCIAL CORPORATION
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            029861-10-1
                          (CUSIP Number)

           John L. Steinkamp, Associate General Counsel
                   Lincoln National Corporation
         200 East Berry Street, Fort Wayne, Indiana 46802
                        Phone: 219/455-3628
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          October 1, 1997
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.   Name of Reporting Person; S.S. or I.R.S. Identification No. of Reporting
     Person:

               Lincoln National Corporation              35-1140070

2.   Check the Appropriate Box if a Member of a Group (See instructions)

               (a)     [  X  ]
               (b)     [       ]

3.   SEC Use Only

4.    Source of Funds  (See instructions)

               WC

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)  [   ]

6.    Citizenship or Place of Organization:  Indiana

Aggregate Amount of Shares Beneficially Owned by Reporting Person with:

7.    Sole Voting Power:  0

8.    Shared Voting Power:  0

9.    Sole Dispositive Power:  0

10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Reporting Person:  0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [   ]

13.   Percent of Class Represented by Amount in Row (11):  0%

14.   Type of Reporting Person  (See instructions)

          HC, CO

1.    Name of Reporting Person; S.S. or I.R.S. Identification No. of Reporting
      Person:

          The Lincoln National Life Insurance Company  35-0472300

2.    Check the Appropriate Box if a Member of a Group (See instructions)

          (a)  [  X  ]
          (b)  [      ]

3.    SEC Use Only

4.    Source of Funds  (See instructions)

          OO
(Capital contribution from Lincoln National Corporation (parent) in exchange for additional shares of The Lincoln National Life Insurance Company (although no additional shares of The Lincoln National Life Insurance Company will be issued))

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  [   ]

6.   Citizenship or Place of Organization:  Indiana

Aggregate Amount of Shares Beneficially Owned by Reporting Person with:

7.  Sole Voting Power:  0

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  0

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Reporting Person:  0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [   ]

13. Percent of Class Represented by Amount in Row (11):  0%

14. Type of Reporting Person  (See instructions)

          IC, CO

1.  Name of Reporting Person; S.S. or I.R.S. Identification No. of Reporting
    Person:

          Lincoln Funds Corporation          52-2045610

2.  Check the Appropriate Box if a Member of a Group (See instructions)

          (a)  [  X  ]
          (b)  [      ]

3.  SEC Use Only

4.  Source of Funds  (See instructions)

          OO
(Capital contribution from Lincoln National Corporation (parent) to subscribe for all of the issued and outstanding shares of Lincoln Funds Corporation common stock)

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  [   ]

6.    Citizenship or Place of Organization:  Delaware

Aggregate Amount of Shares Beneficially Owned by Reporting Person with:

7.   Sole Voting Power:  0

8.   Shared Voting Power:  0

9.   Sole Dispositive Power:  0

10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Reporting Person:  0

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [   ]

13.  Percent of Class Represented by Amount in Row (11):  0%

14.  Type of Reporting Person  (See instructions)

          CO




                            AMENDMENT NO. 4
                                  TO
            STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                OF THE
                     GENERAL RULES AND REGULATIONS
                               UNDER THE
                    SECURITIES EXCHANGE ACT OF 1934


Item 5.   Interest in Securities of the Issuer.

Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

The merger of ASFC Acquisition Co., a wholly owned subsidiary of SAFECO Corporation, with and into American States Financial Corporation ("ASFC") was consummated on October 1, 1997. On that same date, Lincoln National Corporation ("LNC") and two of its wholly owned subsidiaries, The Lincoln National Life Insurance Company ("LNLIC") and Lincoln Funds Corporation ("LFC"), received payment of the merger consideration in the amount of $47.00 per share for their aggregate 50,000,000 shares of ASFC Common Stock. LNC also received repayment of intercompany debt of approximately $300 million.

Upon the surrender of their respective shares of ASFC Common Stock beneficially owned as of the close of business on September 30, 1997, the LNC, LNLIC and LFC executive officers and directors (as well as all other former shareholders of ASFC) will receive payment of the merger consideration in the amount of $47.00 per share.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LINCOLN NATIONAL CORPORATION


                                          By:/s/ IAN M. ROLLAND

Date October 8, 1997                      Name:  Ian M. Rolland

                                          Title: Chairman of the Board,
                                          Chief Executive Officer and
                                          President


                                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY


                                          By: /s/ JANET C. WHITNEY

Date  October 8, 1997                     Name:  Janet C. Whitney

                                          Title: Vice President and
                                          Treasurer


                                   LINCOLN FUNDS CORPORATION


                                          By:  /s/ JOSEPH H. HASTINGS

Date  October 8, 1997                     Name: Joseph H. Hastings

                                          Title: Treasurer